January 16, 2007	58278.00002
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crystal River Capital, Inc.
Registration Statement on Form S-11 (333-130257)
Ladies and Gentlemen:
On behalf of Crystal River Capital, Inc., a Maryland corporation (“Crystal River”), we are submitting Post-Effective Amendment No. 1 (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”) of Crystal River Capital, Inc. (the “Company”). The Company is filing the Amendment to update the selling stockholders table and to update the financial and other information contained in the Registration Statement, including the inclusion of the financial information contained in the Company’s Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2006.
If you have any questions, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Keith Pisani, at (212) 318-6053.
Sincerely,
/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc:	Clifford E. Lai
Jon C. Tyras
Michael R. Rosella
Keith D. Pisani